# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viemed Healthcare, Inc., CIK 0001729149
CUSIP: 92663R105
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 625 E. Kaliste Saloom Rd., Lafayette, Louisiana (LA), 70508
Date of event which requires filing of this statement: 09/24/2026
Amends the filing with accession number 0001781905-21-000004
Filed by CIK 0001781905
Persons authorized to receive notices and communications: Michael Moore, 625 E. Kaliste Saloom Rd., Lafayette, Louisiana (LA), 70508, 337-504-3802

## Reporting persons
- Michael Moore (CIK 0001781905): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 708,206; shared voting power 1,585,812; sole dispositive power 708,206; shared dispositive power 1,585,812; aggregate amount beneficially owned 2,294,018 (5.9% of the class)
- Moore Faster LLC: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); source of funds: other (OO); sole voting power 0; shared voting power 1,585,812; sole dispositive power 0; shared dispositive power 1,585,812; aggregate amount beneficially owned 1,585,812 (4.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, No Par Value
Name of issuer: Viemed Healthcare, Inc.
Address of issuer's principal executive offices: 625 E. Kaliste Saloom Rd., Lafayette, Louisiana (LA), 70508
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D initially filed on February 12, 2021, as amended on May 18, 2023 and February 15, 2024 (as so amended, the "Schedule 13D"), and is filed to report changes in the beneficial ownership of Common Shares by Michael Moore ("Moore") and Moore Faster LLC, a Louisiana limited liability company ("MF LLC"), and to report the adoption of a trading plan by MF LLC intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. Except as specifically amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons holds the Common Shares as reported herein for investment purposes and does not have any specific plans or proposals regarding the Issuer in such Reporting Person's capacity as a holder of Common Shares. Except as set forth below, each of the Reporting Persons does not have any current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

On September 24, 2026, MF LLC entered into a trading plan with Morgan Stanley Smith Barney LLC (the "Trading Plan") intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. Pursuant to the Trading Plan, Morgan Stanley Smith Barney LLC may sell up to 246,000 Common Shares of the Issuer held by MF LLC during the period beginning on the Selling Start Date, as determined under the Trading Plan, which will be no earlier than December 24, 2026, and ending November 30, 2027, subject to predetermined trading conditions established under the Trading Plan.

The Trading Plan was adopted at a time when neither Moore nor MF LLC was aware of any material non-public information regarding the Issuer.

A copy of the Trading Plan is filed as Exhibit 99.2 to this Amendment No. 3 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percent of class provided for the Reporting Persons is calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is based on 38,088,228 Common Shares outstanding as of July 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2026. For purposes of calculating Moore's beneficial ownership percentage, 519,116 Common Shares issuable upon the exercise of options that are vested or exercisable within 60 days are deemed outstanding in accordance with Rule 13d-3(d)(1)(i).

Moore is the beneficial owner of 2,294,018 Common Shares, representing 5.9% of the class, consisting of 189,090 Common Shares held directly by Moore, 1,585,812 Common Shares held by MF LLC and 519,116 Common Shares issuable upon the exercise of options that are vested or exercisable within 60 days. MF LLC is the beneficial owner of 1,585,812 Common Shares, representing 4.2% of the class.
Number of shares as to which each person has sole or shared power to vote or dispose:
Moore has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of 708,206 Common Shares. Moore has shared power to vote or to direct the vote of and shared power to dispose of or to direct the disposition of 1,585,812 Common Shares.

MF LLC has no sole voting or dispositive power and has shared voting and dispositive power with respect to 1,585,812 Common Shares.

Moore owns 50% of the ownership units in MF LLC and serves as a general manager of MF LLC. The information provided on the cover pages with respect to the beneficial ownership of Moore and MF LLC is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On January 4, 2021, an award of 99,243 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 30,917 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 99,243 restricted share units.

On January 4, 2021, an award of 43,513 stock options awards granted to Moore vested.

On January 17, 2021, an award of 121,299 stock options awards granted to Moore vested.

On January 21, 2021, Moore received a grant of 120,584 options to acquire Common Shares under the 2020 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

On January 17, 2022, an award of 121,299 stock options awards granted to Moore vested.

On January 18, 2022, Moore received a grant of 85,410 options to acquire Common Shares and 56,937 restricted stock units under the 2020 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

On January 21, 2022, an award of 40,195 stock options awards granted to Moore vested.

On January 17, 2023, Moore received a grant of 80,818 restricted stock units under the 2020 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

On January 17, 2023, an award of 52,224 stock options awards granted to Moore vested.

On January 18, 2023, an award of 28,470 stock options awards granted to Moore vested and an award of 18,979 restricted share units granted to Moore vested which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 6,767 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 18,979 restricted share units.

On January 21, 2023, an award of 40,195 stock options awards granted to Moore vested.

On August 14, 2023, Moore transferred 1,722,614 Common Shares to MF LLC for estate planning purposes.

On January 17, 2024, an award of 26,939 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 9,223 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 26,939 restricted share units.

On January 18, 2024, an award of 28,470 stock options awards granted to Moore vested and an award of 18,979 restricted share units granted to Moore vested which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 5,761 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 18,979 restricted share units.

On January 21, 2024, an award of 40,195 stock options awards granted to Moore vested.

On January 29, 2024, Moore received a grant of 80,527 restricted stock units under the 2020 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

On January 17, 2025, an award of 26,939 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 8,762 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 26,939 restricted share units.

On January 18, 2025, an award of 28,470 stock options granted to Moore vested and an award of 18,979 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 5,761 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 18,979 restricted share units.

On January 21, 2025, Moore received a grant of 102,642 restricted stock units under the Viemed Healthcare, Inc. 2024 Long Term Incentive Plan, as amended (the "2024 Incentive Plan"), which award vests in three equal annual installments beginning on the first anniversary of the grant date.

On January 29, 2025, an award of 26,843 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 8,147 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 26,843 restricted share units.

On June 27, 2025, Moore exercised 3,486 stock options and sold the 3,486 Common Shares acquired upon exercise.

On June 30, 2025, Moore exercised 127,053 stock options and sold the 127,053 Common Shares acquired upon exercise.

On June 30, 2025, Moore exercised 50,777 stock options and sold the 50,777 Common Shares acquired upon exercise.

On August 12, 2025, Moore sold 50,090 Common Shares.

On January 17, 2026, an award of 26,939 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 8,548 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 26,939 restricted share units.

On January 19, 2026, Moore received a grant of 118,759 restricted stock units under the 2024 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

On January 21, 2026, an award of 34,214 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 9,358 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 34,214 restricted share units.

On January 29, 2026, an award of 26,842 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 7,342 Common Shares to satisfy Moore's tax obligation resulting from the vesting of the 26,842 restricted share units.

On March 18, 2026, MF LLC sold 31,570 Common Shares.

On March 19, 2026, MF LLC sold 40,232 Common Shares.

On March 20, 2026, MF LLC sold 65,000 Common Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Moore, as an employee and officer of the Issuer, is eligible to participate in each of the Incentive Plans and in the 2024 Incentive Plan.

The information regarding the Trading Plan set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference. A copy of the Trading Plan is filed as Exhibit 99.2 to this Amendment No. 3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
6. Viemed Healthcare, Inc. 2024 Long Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 6, 2024.
7. Amendment to the 2024 Long Term Incentive Plan, effective June 5, 2025. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 5, 2025.
8. Second Amendment to the 2024 Long Term Incentive Plan, effective June 4, 2026. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 4, 2026.
99.2. Rule 10b5-1 Trading Plan, dated September 24, 2026, between Moore Faster LLC and Morgan Stanley Smith Barney LLC.

Certain schedules to Exhibit 99.2 have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission or its staff upon request.

## Signatures
- Michael Moore: /s/ Michael Moore, Michael Moore (09/24/2026)
- Moore Faster LLC: /s/ Michael Moore, Michael Moore/General Manager (09/24/2026)